SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 10, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:

Press Release Dated January 7, 2005: TURKCELL'S 2004 YEAR END NUMBER OF SUBSCRIBERS REACHES 23.4 MILLION

FOR IMMEDIATE RELEASE

TURKCELL’S 2004 YEAR END NUMBER OF SUBSCRIBERS
REACHES 23.4 MILLION

Istanbul, Turkey: January 7, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it recorded a 23% increase in its overall customer base to 23.4 million as of December 31, 2004 up from 19.0 million subscribers as of December 31, 2003.

In the last quarter of 2004, Turkcell added approximately 1,073,000 net new subscribers, raising the total number of its mobile subscribers to 23.4 million as of December 31, 2004, up from 22.3 million subscribers at September 30, 2004. The overall subscriber base consisted of 5.1 million postpaid and 18.3 million prepaid subscribers as of year-end 2004. New gross subscribers acquired in 2004 consisted of 89% prepaid and 11% postpaid subscribers. The 23% increase in Turkcell’s overall subscriber base was supported by the favorable economic environment and low subscriber churn rate. In the last quarter of 2004, Turkcell’s churn rate remained stable at 1.96% and the annual total churn rate was recorded as 9.1% for the year 2004 down from 14.5% in 2003.

Mr. Muzaffer Akpinar, Turkcell’s CEO, commented “In addition to the favorable macroeconomic environment which is driving strong sector growth, our segmented churn prevention activities and mass loyalty programs have contributed to our subscriber growth supported by low churn levels. In 2005, we expect the growth in subscriber base to continue, though at a slower pace compared to our growth in 2004.”

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid customers as of December 30, 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 423 operators in 173 countries as of November 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr
Email: investor.relations@turkcell.com.tr	Citigate Dewe Rogerson
Europe:
Kate Delahunty
Tel: +44-20/7282-2934
Email: kate.delahunty@citigatedr.co.uk
or
United States:
Victoria Hofstad/Jessica Wolpert
Tel: +1-201-499-3500
Email: victoria.hofstad@citigatefi.com
jessica.wolpert@citigatefi.com
Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 10, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer